EXHIBIT 21.1

MICRON TECHNOLOGY, INC.
SUBSIDIARIES OF THE REGISTRANT*

Name	State (or Jurisdiction) in which Organized

Micron Asia Pacific LLC	Delaware
Micron International LLC	Delaware
Micron Memory Japan, G.K.	Japan
Micron Memory Taiwan Co., Ltd.	Taiwan
Micron Semiconductor Asia, LLC	Delaware
Micron Semiconductor Asia Operations Pte. Ltd.	Singapore
Micron Semiconductor Asia Pte. Ltd.	Singapore
Micron Semiconductor Products, Inc.	Idaho
Micron Semiconductor Taiwan Co., Ltd.	Taiwan
Micron Semiconductor (Xi’an) Co., Ltd.	China
Micron Technology B.V.	Netherlands
Micron Technology Finance LLC	Delaware
Micron Technology Taiwan, Inc.	Taiwan
Micron Technology Utah, LLC	Delaware

* The above list of subsidiaries of Micron Technology, Inc. omitted subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of the year covered by this report.